Exhibit 99.1

Luokung Receives Nasdaq Listing Determination

Company to Request Hearing

BEIJING, January 10, 2023 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”), today announced that on January 4, 2023, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as of January 3, 2023, the Company’s securities would be delisted from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearings Panel.

The Company plans to timely request a hearing before the Panel, which request will stay any further delisting action by Nasdaq at least pending the hearing and the expiration of any extension that may be granted by the Panel following the hearing. There can be no assurance however that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the Rule and all other applicable criteria for continued listing on Nasdaq within the period of time that may be granted by the Panel.

As previously disclosed on January 7, 2022, and July 7, 2022, the Company was first notified by the Staff on January 3, 2022, that it failed to satisfy the minimum bid price requirement of $1.00 per share for the preceding 30 consecutive business days and was granted a grace period through July 5, 2022, to regain compliance the Rule. Thereafter, on July 6, 2022, in accordance with the Nasdaq Listing Rules, the Staff granted the Company an additional 180 calendar day extension to regain compliance with the Rule. To evidence compliance with the Rule, the Company must report a closing bid price of at least $1.00 per share for a minimum of 10, though generally not more than 20, consecutive business days.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS for various industries in China. Backed by its proprietary technologies and expertise in multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu
Chief Financial Officer
Tel: +86-10-6506-5217
Email: ir@luokung.com

SOURCE Luokung Technology Corp.